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                                      THE FORTRESS GROUP, INC.
                                      1650 TYSONS BOULEVARD - SUITE 600
                                      MCLEAN, VA 22102 - www.fortressgroup.com
                                      NASDAQ: FRTG



             FORTRESS GROUP ANNOUNCES MODIFIED DUTCH AUCTION TENDER
                  OFFER FOR ITS 13-3/4% SENIOR NOTES DUE 2003
                         ------------------------------


        McLEAN, Va., November 21 /PRNewswire/ -- The Fortress Group, Inc., (Nasdaq: FRTG) (the "Company") announced today that it has commenced a Modified Dutch Auction tender offer (the "Offer") for up to approximately $27.8 million to $33.3 million principal amount of its 13-3/4% Senior Notes due 2003 (the "Notes"). Approximately $54.2 million aggregate principal amount of Notes is outstanding.

        The Company is offering to purchase Notes for cash, at a purchase price designated by the holders, subject to a minimum of $450 per $1,000 principal amount and a maximum of $540 per $1,000 principal amount, upon the terms and conditions specified in the Invitation dated November 21, 2001. The Offer will expire at 11:59 p.m., New York City time, on December 19, 2001, unless extended or earlier terminated (the "Expiration Date"). The tender of Notes may be withdrawn at any time prior to the Expiration Date.

        The Company is making the Offer by way of a "Modified Dutch Auction" procedure. Under this procedure, as soon as practicable following the Expiration Date, the Company will accept offers to sell Notes tendered pursuant to the Offer in the following order: first, offers to sell Notes tendered at $450 per $1,000 principal amount and continuing with offers to sell Notes in order of increasing offer price, until the Company has spent $15.0 million. The Company will pay to all holders whose offers are accepted the highest price offered for Notes that are accepted for purchase by the Company (the "Clearing Price"), even if that price is higher than the price offered by such holder.

        If the aggregate principal amount of Notes offered at the Clearing Price exceeds the maximum amount of Notes that may be accepted by the Company at the Clearing Price under the foregoing procedure, acceptances of offers at the Clearing Price will be allocated among holders on a pro rata basis according to the principal amount so offered. Notes tendered above the Clearing Price will not be accepted. Notes that are tendered and accepted for purchase will be paid the Clearing Price, plus interest accrued but unpaid up to but not including the settlement date.

        The Company intends to finance its purchases of Notes utilizing substantially all of the net proceeds of the sale of its Galloway and Sunstar divisions. The Company's obligation to accept Notes is conditioned on the consummation of the sale. Although the Company has entered into an exclusivity arrangement with a prospective purchaser, the parties have not agreed to the transaction. Accordingly, there can be no assurance that the parties will enter into such an agreement, that the Galloway and Sunstar divisions will be sold, or that the offer for the Notes will be consummated.

        This press release shall not constitute an offer to purchase or a solicitation of acceptances of the tender offers, which may only be made pursuant to the terms of the Invitation and related Letter of Transmittal.

        Banc of America Securities LLC is the exclusive dealer manager, The
Bank of New York is the depositary, and D.F. King & Co., Inc. is the information agent in connection with the Offer. Copies of the Invitation and related offer documents may be obtained from the information agent at 800-714-3305. Additional information concerning the terms of the Offer may be obtained by contacting Banc of America Securities LLC at 888-292-0070 (toll free) or 704-388-4807 (collect).